SYSWIN Inc.

November 18, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention:

Mr. Larry Spirgel, Assistant Director

Ms. Celeste Murphy, Legal Branch Chief

Mr. John Zitko, Staff Attorney

RE:	SYSWIN Inc.
Registration Statement on Form F-1, as amended (Registration No. 333-170350)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, SYSWIN Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 2:00 P.M., Eastern Standard Time on November 22, 2010, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company understands that Morgan Stanley & Co. International plc, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 [Signature page follows]

Very truly yours,

SYSWIN Inc.

By:	/s/ Liangsheng Chen
	Name:	Liangsheng Chen
	Title:	Director and Chief Executive Officer

[Signature page to the acceleration request letter]